EXHIBIT 99.2

AVINO SILVER & GOLD MINES LTD.

Management’s Discussion

and Analysis

For the nine months ended September 30, 2026

TSX: ASM | NYSE AMERICAN: ASM

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2026, and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated November 4, 2026, and discloses specified information up to that date. The condensed consolidated interim financial statements are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). Unless otherwise cited, references to dollar amounts are in US dollars. This MD&A contains “forward-looking statements” that are subject to risk factors including those set out in the “Cautionary Statement” at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company’s Board of Directors as of November 4, 2026, unless otherwise indicated. Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on the Company’s website at www.avino.com and on SEDAR+ at www.sedarplus.ca.

Business Description

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada (except for the province of Quebec) and the United States, and its common shares are listed on the Toronto Stock Exchange (“TSX”) under the ticker ASM:TSX, the NYSE American under the ticker ASM:NYSE-A, and the Frankfurt and Berlin Stock Exchanges under the ticker GV6.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the nine months ended September 30, 2026, have been conducted on the Avino Property and the La Preciosa Property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling and processing facilities that presently process all output from the Avino Mine located on the property. The Avino Property also hosts the San Gonzalo Mine, which is currently on care and maintenance. The Company also holds 100% interest in Proyectos Mineros La Preciosa S.A. de C.V. (“La Preciosa”), a Mexican corporation which owns the La Preciosa Property.

On April 1, 2025, the Company determined that La Preciosa had demonstrated technical feasibility and commercial viability to support the reclassification from the exploration and evaluation asset stage to the development stage and mining properties with plant, equipment and mining properties.

AVINO SILVER & GOLD MINES	MANAGEMENT’S DISCUSSION & ANALYSIS	2

Operational & Financial Highlights

Highlights (In US$, unless otherwise noted)	Q3 2026	Q3 2025	Change	YTD 2026	YTD 2025	Change
OPERATING
Tonnes Milled	190,379	188,757	1%	560,169	547,597	2%
Silver Ounces Produced	303,189	263,231	15%	833,551	812,530	3%
Gold Ounces Produced	1,732	1,935	-10%	5,761	5,933	-3%
Copper Pounds Produced	1,202,821	1,307,429	-8%	3,276,404	4,372,752	-25%
Silver Equivalent (“AgEq” )Ounces[1] Produced	582,836	571,775	2%	1,685,893	1,797,824	-6%
CONCENTRATE SALES AND COSTS
Silver Equivalent Payable Ounces Sold[2]	532,274	562,604	-5%	1,403,141	1,806,939	-22%
Average Realized Silver Price per Ounce Sold	$63.33	$38.21	66%	$70.57	$35.49	99%
Cash Cost per AgEq Payable Ounce Sold[2,3]	$27.87	$17.09	63%	$26.30	$14.95	76%
All-in Sustaining Cost per AgEq Payable Ounce Sold[2,3]	$34.71	$24.06	44%	$35.22	$21.64	63%
Cash Cost per Tonne Processed[3]	$71.40	$53.18	34%	$68.54	$52.60	30%
All-in Sustaining Cost per Tonne Processed[3]	$90.52	$73.97	22%	$90.90	$74.69	22%
FINANCIAL OPERATING PERFORMANCE (IN 000’S)
Revenues	$33,385	$21,042	59%	$99,605	$61,683	61%
Mine operating income	$14,832	$9,905	50%	$51,221	$30,691	67%
Net income	$6,103	$7,702	-21%	$32,915	$16,183	103%
Earnings before interest, taxes and amortization (“EBITDA”)[3]	$12,846	$11,456	12%	$50,936	$28,586	78%
Adjusted earnings[3]	$14,303	$11,645	23%	$49,765	$30,327	64%
Cash provided by operating activities	$12,700	$8,329	52%	$39,592	$17,437	127%
Operating cash flow before working capital adjustments[3]	$12,299	$7,281	69%	$39,242	$20,911	88%
Mine operating cash flow before taxes[3]	$16,517	$11,050	49%	$57,662	$33,720	71%
PER SHARE AMOUNTS
Earnings per share - diluted	$0.03	$0.05	-40%	$0.19	$0.10	90%
Adjusted earnings per share[3]	$0.08	$0.07	14%	$0.29	$0.20	45%

Liquidity & Working Capital (in 000’s)	Q3 2026	Q2 2026	Change	Q3 2026	YE 2025	Change
Cash	$138,247	$144,183	-4%	$138,247	$101,724	36%
Working capital[3]	$141,529	$140,774	1%	$141,529	$99,562	42%

1	AgEq was calculated using metal prices of $45.20 per oz Ag, $3,929 per oz Au and $4.85 per lb Cu. These metal prices are based on the Company’s 2026 budget as approved by the Board of Directors, and previous periods have been recalculated using these prices for comparability purposes. Calculated figures may not add up due to rounding.
2	“Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.
3	Non-IFRS Accounting Standard measure. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under IFRS Accounting Standards and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Accounting Standards Measures section for further information and detailed reconciliations.

AVINO SILVER & GOLD MINES	MANAGEMENT’S DISCUSSION & ANALYSIS	3

Operational Summary

	Q3 2026			YTD 2026
Expressed in 000’s of US$, unless otherwise noted	Avino	La Preciosa	Total	Avino	La Preciosa	Total
Tonnes Milled	160,140	30,239	190,379	487,189	72,980	560,169
Silver Ounces Produced	211,748	91,441	303,189	607,474	226,077	833,551
Gold Ounces Produced	1,566	166	1,732	5,328	433	5,761
Copper Pounds Produced	1,202,821	-	1,202,821	3,276,404	-	3,276,404
Cash Cost per AgEq Payable Ounce Sold[2,3]	$24.77	$40.58	$27.87	$25.79	$29.19	$26.30
All-in Sustaining Cost per AgEq Payable Ounce Sold[2,3]	$32.40	$44.16	$34.71	$34.69	$38.33	$35.22
Cash Cost per Tonne Processed[3]	$59.60	$133.92	$71.40	$60.82	$120.06	$68.54
All-in Sustaining Cost per Tonne Processed[3]	$79.99	$146.28	$90.52	$82.65	$146.02	$90.90

1	AgEq was calculated using metal prices of $45.20 per oz Ag, $3,929 per oz Au and $4.85 per lb Cu. These metal prices are based on the Company’s 2026 budget as approved by the Board of Directors, and previous periods have been recalculated using these prices for comparability purposes. Calculated figures may not add up due to rounding.
2	“Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.
3	Non-IFRS Accounting Standard measure. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under IFRS Accounting Standards and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Accounting Standards Measures section for further information and detailed reconciliations.

Q3 2026 Financial Highlights

•	Revenues of $33.4 million, an increase of 59% from Q3 2025.
•	Mine operating income of $14.8 million, an increase of 50% from Q3 2025.
•	Net income of $6.1 million, or $0.03 per share on a diluted basis.
•	Adjusted earnings of $14.3 million, or $0.08 per diluted share, an increase of 23% and 14%, respectively, from Q3 2025.
•

Cash flow provided by operating activities of $12.7 million, a significant increase compared to $8.4 million in Q3 2025. Prior to working capital adjustments, cash flow provided from operating activities was $12.4 million, an increase of 71% compared to Q3 2025.

•	Mine operating cash flow before taxes of $14.8 million, an increase of 50% from Q3 2025.
•	Earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $12.8 million, an increase of 12% from Q3 2025.
•

Cash costs per AgEq[1] payable ounce sold of $27.87, an increase of 63% from Q3 2025, primarily due to cost pressures from consumables and a strong Mexican Peso compared to the US dollar. Using budget prices as per the Company’s 2026 guidance, cash costs per AgEq[1] payable ounce sold was $26.21. All in sustaining costs per AgEq[1] payable ounce sold of $34.71, an increase of 44% from Q3 2025. Using budget prices as per the Company’s 2026 guidance, all in sustaining costs per AgEq[1] payable ounce sold was $35.22.

•

Avino had $138.2 million in cash at September 30, 2026, and remains debt-free, excluding operating equipment leases. Our working capital position of $141.5 million and strong balance sheet will provide the foundation to support our transformational growth plan to become a Mexico-focused mid-tier primary silver producer.

AVINO SILVER & GOLD MINES	MANAGEMENT’S DISCUSSION & ANALYSIS	4

2026 Highlights

•

Steady Progress at La Preciosa: As of the end of Q3 2026, over 3,000 metres of development has been completed at La Preciosa as we prepare for future production mining at both La Gloria and Abundancia veins as the Company has added additional equipment to improve development rates in previous quarters.

•

Primary Silver Production: Avino produced 303,189 silver ounces, representing over 50% of our silver equivalent[1] production for Q3 2026, as the Company continues to transition to its long-term target of 75% of consolidated silver equivalent[1] production coming from silver ounces.

•

Increased La Preciosa Development Production: Avino produced 582,836 silver equivalent[1] ounces in Q3 2026, up slightly from Q3 2025 on a consolidated basis. At La Preciosa, development production output increased 5% from Q2 2026, contributing 105,867 AgEq[1] ounces, and consisting of 91,411 silver oz and 166 gold oz. Mill processing of mineralized development material from La Preciosa was above plan for 2026 to date, primarily due to Mill Circuit 2 becoming available for La Preciosa development ore in the second quarter, ahead of schedule. Grades have been below plan due to the availability of lower-grade development ore as a result of elevated silver prices.

•

Consistent Mill Throughput: In Q3 2026, mill throughput remained on plan with 190,379 tonnes processed from both Avino and La Preciosa. Continued steady mill performance and availability reflects the impact of targeted upgrades and automation initiatives led by our operations and maintenance teams over recent years.

•

Normal Course Issuer Bid: Since the approval of the Company’s NCIB in April 2026, Avino has repurchased and subsequently cancelled over 1 million common shares, decreasing the issued and outstanding common shares by the same amount. As previously announced, the Company is permitted to repurchase for cancellation up to an aggregate of 8,248,566 common chares prior to April 7, 2027. The Company believes the NCIB is a flexible tool as part of its overall capital allocation program and remains committed to returning value to shareholders by reducing the number of shares outstanding therefore increasing percentage of ownership and earning per share.

Operational Updates

La Preciosa Mine Update

As noted previously, development mining and haulages rates increased at the beginning of Q2 2026 to allow for Mill Circuit 2 to switch from ET ore to La Preciosa development ore and Mill Circuit’s 1 and 2 have both processing La Preciosa development ore for two quarters. In addition, mine preparation work is nearly complete on Level 3 of Abundancia and La Gloria, allowing for production long-hole mining to begin. This will result in higher-grade ore being sent to the mill as compared to the development ore processed to date, which was subject to additional mining dilution. Engineering and technical studies are on going at the mine level to evaluate the optimum mining, hauling and processing rates for the long-term. Additionally, Avino has completed trade-off studies and have begun the process of a preparing for a stand-alone processing facility at La Preciosa.

AVINO SILVER & GOLD MINES	MANAGEMENT’S DISCUSSION & ANALYSIS	5

Exploration

A third drill was added at La Preciosa, with 10,675 meters of drilling completed at the end of Q3 as part of the planned 15,000 metres of exploration for 2026. Drilling has now shifted from infill holes to exploration and step-out holes at high-priority targets at vein intersections and projections. It is important to note that none of the infill drilling holes completed to date were included in the current mineral reserve. Furthermore, most of the exploration holes are in areas outside the current resource model.

On October 26, 2026, Avino announced the results from thirteen drill holes completed as part of its first phase of the Company’s 2026 drill program at La Preciosa.

High grades were recorded from the infill holes while most of the extension holes returned low to medium grades as expected.  Understanding how the veins are constrained was an important finding from the extension testing holes.

Hole PMLP 26-23 was particularly noteworthy as it intersected the Abundancia and La Gloria veins at their junction, returning very wide intercepts with average grades well above the previously reported resource cut-off grade, along with high-grade intervals throughout.

Selected Intercept Highlights:

•	Hole PMLP 26-17: 616 g/t Ag and 0.32 g/t Au over 4.86 metres true width
•	Hole PMLP 26-20: 554 g/t Ag and 0.54 g/t Au over 2.76 metres true width
	o	including 750 g/t Ag and 0.68 g/t Au over 1.46 metres true width

•	Hole PMLP 26-23 at La Gloria and Abundancia: 132 g/t Ag and 0.37 g/t Au over 23.60 metres true wid
	o	including 309 g/t Ag and 0.59 g/t Au over 0.84 metres true width at La Gloria, and
	o	including 202 g/t Ag and 0.36 g/t Au over 8.04 metres true width at Abundancia

Assays have been received for thirteen holes totalling approximately 3,300 metres drilled at La Preciosa, with the full 2026 La Preciosa drill program comprising 15,000 metres across the property. These holes were completed as part of an infill/extension drilling program to help inform and refine the long term mine plan. Most holes were designed to intersect both the La Gloria and Abundancia veins, as well as additional recently-discovered veins in multiple holes. All assays were processed under Avino’s standard QA/QC program, with no indications of bias or contamination detected.

The full news release is available on the Company’s website here.

Drilling remains ongoing at Avino as we continue to understand the nature of the veining, with two drills currently deployed. The first drill was focused in the upper area in the eastern portion of the system. The second drill at Avino was focused on extension drilling in the footwall breccia area in the upper east portion. As of September 30, 2026, 9,400 metres have been completed.

AVINO SILVER & GOLD MINES	MANAGEMENT’S DISCUSSION & ANALYSIS	6

Avino Mine and Mill Update

As previously mentioned in Q2 2026, Avino identified surface mineralized material near its current workings, which was out of the current reserves. Given the ease of accessibility along with the lower cost of extraction and process flexibility of the four independent mill circuits, Avino elected to mine, haul and process this material in one of the large mill circuits. Silver and gold grades have proven to be quite good, however copper grades are lower and due to the near surface nature, can be highly oxidized affecting recovery. However, given the lower cost and attractive metal price environment this material represents was prioritized over fresh underground ore, providing additional flexibility on mine sequencing in addition to reducing depletion on Avino reserves.

Inaugural Mineral Reserve and Updated Mineral Resource Estimates

The Company released the details of most recent mineral reserve estimate and updated mineral resource estimate on April 16th, 2026. The highlights included inaugural proven and probable mineral reserves at two of the Company’s three assets, totaling 27 million tonnes containing 95 million ounces of silver at a grade of 109 g/t, 356 thousand ounces of gold at a grade of 0.41 g/t, and 85 million pounds of copper at a grade of 0.31%. This calculates to 127 million silver equivalent ounces at a grade of 145 g/t. The full news release can be viewed here. The mineral resources and reserves estimate is included in an updated technical report (the “Updated Technical Report” prepared by Tetra Tech Canada Inc. in accordance with the requirements of NI-43-101), and is available on SEDAR+ at www.sedarplus.ca under the Company’s profile and filed on Form 6-K on EDGAR.

Qualified Person(s)

The Qualified Persons as defined by NI 43-101, who are responsible for the technical content and have verified the underlying data of the information above are Michael O’Brien P.Geo., Senior Principal Consultant, Red Pennant Communications Corp., and Peter Latta, P.Eng, Avino’s Senior Vice President, Technical Services. The mineral resource estimate and mineral reserve estimate above were prepared under the supervision of, or were reviewed by both Mr. Latta and Mr. O’Brien, both of whom are qualified persons within the context of NI 43-101.

AVINO SILVER & GOLD MINES	MANAGEMENT’S DISCUSSION & ANALYSIS	7

Financial Results – Q3 2026

Three months ended September 30, 2026, compared to three months ended September 30, 2025

In 000’s	Three months ended September 30, 2026	Three months ended September 30, 2025
Revenue from mining operations	$33,385	$21,042
Cost of sales	18,553	11,137
Mine operating income	14,832	9,905
OPERATING EXPENSES
General and administrative expenses	2,045	1,832
Share-based payments	837	1,165
Income before other items	11,950	6,908
OTHER ITEMS	.
Interest and other income	1,388	342
Gain (loss) on long-term investments	(224)	2,383
Unrealized gain (loss) on derivative liability	(1,153)	86
Foreign exchange gain	564	1,139
Finance cost	(103)	(69)
Accretion of reclamation provision	(70)	(56)
Interest expense	(159)	(27)
Income before income taxes	12,193	10,706
INCOME TAXES
Current income tax expense	(4,265)	(3,333)
Deferred income tax recovery (expense)	(1,825)	329
Income tax expense	(6,090)	(3,004)
Net income	$6,103	$7,702
OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	257	(1,075)
Total comprehensive income	$6,360	$6,627
INCOME PER SHARE
Basic	$0.04	$0.05
Diluted	$0.03	$0.05
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic	169,853,347	147,988,156
Diluted	174,526,584	157,140,213

AVINO SILVER & GOLD MINES	MANAGEMENT’S DISCUSSION & ANALYSIS	8

Revenues

During the three months ended September 30, 2026, the Company recognized revenues of $33.4 million on the sale of Avino Mine bulk copper/silver/gold concentrate and La Preciosa silver/gold concentrate, compared to $21.0 million revenues for the 2025 period, an increase of $12.4 million. The increase is a result of higher average realized metal prices for silver, gold and copper for the period offset by lower payable silver equivalent ounces sold in the current period.

Metal prices for revenues recognized during the period were $63.33 per ounce of silver, $4,261 per ounce of gold, and $14,433 per tonne of copper, with comparable prices for Q3 2025 were $38.21 per ounce of silver, $3,458 per ounce of gold, and $9,793 per tonne of copper.

Payable silver equivalent ounces sold in the current period were 582,826 ounces, compared to 580,780 ounces in Q3 2025. Payable silver equivalent ounces sold were lower in the current period than previous periods as a result of higher silver prices impacting the silver:gold and silver: copper ratios used to calculate silver equivalent ounces and lower grade material processed mainly from la Preciosa mine development ore.

Cost of Sales & Mine Operating Income

During the three months ended September 30, 2026, cost of sales was $18.5 million, compared to $11.1 million in Q3 2025, an increase of $7.4 million. The increase is mainly attributable to higher depreciation, increased operations at La Preciosa, as well as a stronger average Mexican Peso compared to the US Dollar during the current quarter, with an average of $17.21 Mexican Pesos to 1 US Dollar in Q3 2026 compared to an average of $18.51 Mexican Pesos to 1 US Dollar in Q3 2025, a strengthening of approximately 7%.

Mine operating income was $14.8 million, compared to $9.9 million in Q3 2025. The increase in mine operating income is a result of the items noted above as well as mark to market movements resulting from changes in metal prices and metal contents from provisional to final invoicing. Provisional adjustments had a positive impact of $1.8 million in Q3 2026 compared to negative impact of $0.4 million in Q3 2025.

General and Administrative Expenses & Share-Based Payments

General and administrative expenses were $2.0 million, compared to $1.8 million in Q3 2025. The increase is a result of higher salaries and benefits primarily as a result of increase in operations and increased employee benefits and profit-sharing accruals from improved financial performance.

Share-based payments were $0.8 million, compared to $1.2 million in Q3 2025, a decrease of $0.4 million. The decrease is a direct result of the timing of option and RSU grants, and fluctuations in share price at the time of the grants.

Other Items

Loss on long-term investments was $0.2 million compared to $2.4 million in Q3 2025. This is a direct result of fluctuations in the Company’s investment in shares of Talisker Resources, as well as minor movements in the Company’s investment in shares of Silver Wolf Exploration and Endurance Gold.

AVINO SILVER & GOLD MINES	MANAGEMENT’S DISCUSSION & ANALYSIS	9

Unrealized loss on derivatives was $1.1 million compared to a gain of 0.1 million in Q3 2025. This is a direct result of US Dollar/Mexican Peso foreign exchange forward contracts entered into during the year to mitigate risks surrounding the Company of material foreign exchange movements that could cause the Company to incur material losses.

Foreign exchange gain for the period was $0.6 million compared to a gain of $1.1 million in Q3 2025. Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the three months ended September 30, 2026, the US dollar depreciated in relation to the Mexican Peso and the Canadian dollar, resulting in foreign exchange loss which was offset by realized gain on derivatives resulting in a gain overall.

Current and Deferred Income Taxes

Current income tax expense was $4.3 million in Q3 2026, an increase of $1.0 million compared to an income tax expense of $3.3 million for Q3 2025. The movement relates primarily to additional taxable income in Avino due to increased profits, which resulted in increased income tax expense.

Deferred income tax expense was $1.8 million in Q3 2026 compared to $0.3 million in Q3 2025. Deferred income taxes fluctuate due to movements in taxable and deductible temporary differences related to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes during the current and comparable periods primarily relate to movements in the tax bases and mining profits and/or losses in Mexico.

Net Income

Net income was $6.1 million for the period, or $0.04 per basic and $0.03 per diluted share, compared to net income of $7.7 million, or $0.05 per basic and diluted share for Q3 2025. The increase is a result of the items noted above, including increases in revenues, mine operating income, gain on long-term investments, gain on foreign exchange and interest income. The positive movements were partially offset by increases to current income tax expense.

EBITDA & Adjusted Income/Loss

(see “Non-IFRS Accounting Standards Measures”)

EBITDA was $12.8 million for the period, an increase of $1.3 million when compared to $11.5 million for Q3 2025. The changes in EBITDA are primarily a factor of the items above, excluding any changes in depreciation and depletion, changes in interest expense and income, as well as any changes in income taxes. See Non-IFRS Accounting Standards Measures for a reconciliation for EBITDA.

Adjusted earnings for the period was $14.3 million, an increase of $2.7 million when compared to adjusted earnings of $11.6 million in the corresponding quarter in 2025. Changes to adjusted earnings are a result of the items noted above in EBITDA, further excluding share-based payments, unrealized gains and losses related to derivative liabilities, write-downs of equipment and movements in foreign exchange. See Non-IFRS Accounting Standards Measures for a reconciliation for adjusted earnings.

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Cash Costs & All-in Sustaining Costs

(see “Non-IFRS Accounting Standard Measures”)

Cash costs per silver equivalent payable ounce sold was $27.87., compared to $17.09 for Q3 2025. The increase is attributable to lower payable silver equivalent ounces sold in the current period than previous periods, partially as a result of higher silver prices impacting the silver:gold and silver:copper ratios used to calculate silver equivalent ounces, as well as lower volumes sold of silver, gold and copper. Using the silver:gold and silver:copper ratios from the Company’s 2026 guidance, cash costs per AgEq payable ounce sold was $26.21. This was further impacted by a stronger Mexican Peso in relation to the US dollar, increased consumables costs, as well as increased activity at La Preciosa, which has higher unit costs in the current stage of development, compared to Q3 2025.

All-in sustaining costs per silver equivalent payable ounce sold was $34.71, compared to $24.06 for Q3 2025. As noted above, the increase is primarily due to lower payable silver equivalent ounces sold in the current period than previous periods as a result of higher silver prices impacting the silver: gold and silver:copper ratios used to calculate silver equivalent ounces, as well as lower volumes sold of silver, gold and copper. Using the silver:gold and silver:copper ratios from the Company’s 2026 guidance, all-in sustaining costs per AgEq payable ounce sold was $35.22. This was further impacted by a stronger Mexican Peso in relation to the US dollar, increased consumables costs, as well as increased activity at La Preciosa, which has higher unit costs in the current stage of development, as noted above.

See Non-IFRS Accounting Standard Measures for a reconciliation for cash costs and all-in sustaining costs.

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Financial Results – YTD 2026

Nine months ended September 30, 2026, compared to the nine months ended September 30, 2025:

In 000’s	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Revenue from mining operations	$99,605	$61,683
Cost of sales	48,384	30,992
Mine operating income	51,221	30,691
OPERATING EXPENSES
General and administrative expenses	7,359	5,928
Share-based payments	3,177	2,847
Income before other items	40,685	21,916
OTHER ITEMS
Interest and other income	3,449	675
Gain (loss) on long-term investments	(662)	2,746
Unrealized gain (loss) on derivative liability	(1,837)	2,000
Foreign exchange gain (loss)	6,234	(391)
Finance cost	(435)	(78)
Accretion of reclamation provision	(204)	(156)
Interest expense	(403)	(218)
Other expenses	-	(421)
Income before income taxes	46,827	26,073
INCOME TAXES
Current income tax expense	(15,554)	(8,426)
Deferred income tax recovery (expense)	1,642	(1,464)
Income tax expense	(13,912)	(9,890)
Net income	$32,915	$16,183
OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation differences	(5,124)	439
Total comprehensive income	$27,791	$16,622
INCOME PER SHARE
Basic	$0.19	$0.11
Diluted	$0.19	$0.10
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic	168,819,803	144,682,370
Diluted	173,906,102	154,716,640

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Revenues

The Company recognized revenues net of penalties, treatment costs and refining charges, of $99.6 million on the sale of Avino Mine bulk copper/silver/gold concentrate, compared to revenues of $61.7 million for the 2025 period, an increase of $37.9 million.

The increase in revenues is a result of higher average metal prices as described below, offset by 22% lower payable silver equivalent ounces sold in the current year.

Metal prices for revenues recognized during the period were $70.57 per ounce of silver, $4,450 per ounce of gold, and $13,502 per tonne of copper, with comparable prices for the nine months ended September 30, 2025, of $35.49 per ounce of silver, $3,278 per ounce of gold, and $9,632 per tonne of copper.

Cost of Sales & Mine Operating Income

Cost of sales for the period were $48.4 million, compared to $31.0 million in the 2025 period, an increase of $17.4 million. The increase in cost of sales is attributable to lower ounces sold as mentioned above, which resulted in higher overall costs and a stronger 6-month average Mexican Peso compared to the US dollar, which impacted labour and contractor costs.

Mine operating income for the period was $51.2 million, compared to $30.7 million in the 2025 period. The increase in mine operating income is a result of higher revenues, offset by increased in cost of sales as a result of the inclusion of the mining and processing of development material from La Preciosa.

General and Administrative Expenses & Share-Based Payments

General and administrative expenses were $7.4 million, compared to $5.9 million in the comparable period, with any increases coming from additional professional fees and salaries and benefits in the period.

Share-based payments were $3.2 million, compared to $2.8 million in the comparable period, an increase of $0.4 million. The increase is a direct result of the timing of stock option and RSU grants, and fluctuations in share price from period to period.

Other Items

Unrealized loss on derivative liability was $1.8 million compared to gain of $2.0 million in the comparable period. This is a direct result of US dollar/Mexican Peso foreign exchange forward contracts entered into mitigate risks surrounding the Company of material foreign exchange movements that could cause the Company to incur material losses.

Foreign exchange gain for the period was $6.2 million, a positive movement of $6.6 million compared to a loss of $0.4 million in the comparable period in 2025. Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the period, the Canadian dollar and the Mexican Peso appreciated against the US dollar, resulting in an overall foreign exchange loss for the period. During the nine months ended September 30, 2025, the US dollar remained constant in relation to the Canadian dollar but depreciated compared to the Mexican peso by the end of nine months, resulting in a foreign exchange gain.

AVINO SILVER & GOLD MINES	MANAGEMENT’S DISCUSSION & ANALYSIS	13

Current and Deferred Income Taxes

Current income tax expense for the period was $15.6 million, compared to a current income tax expense of $8.4 million in the comparable period. The movements are a result of higher profits generated in 2026, resulting in increased income tax expense, whereas in 2025, the Company had losses available to partially offset taxable income in Mexico.

Deferred income tax recovery was $1.6 million, a change of $3.1 million compared to an expense of $1.5 million in 2025. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes during the current and comparable periods primarily relate to movements in the tax bases and mining profits and/or losses in Mexico.

Net Income

Net income was $32.9 million for the period, or $0.19 per basic and diluted share, compared to net income of $16.2 million, or $0.11 per basic and diluted share during the comparable period in 2025. The changes are a result of the items noted above, which are primarily increases in revenues and mine operating income between the two comparable periods. The increase was partially offset by increases in general and administrative expenses and share-based payments, and an elevated foreign exchange loss. Net income was further impacted by movements in the unrealized derivative liability / asset.

EBITDA & Adjusted Income/Loss

(see “Non-IFRS Accounting Standards Measures”)

EBITDA for the period was $50.9 million, an increase of $22.3 million when compared to $28.6 million for the comparable period. The changes in EBITDA are primarily a factor of the items above, excluding any changes in depreciation and depletion, and any changes in income taxes. See Non-IFRS Accounting Standards Measures for a reconciliation for EBITDA.

Adjusted earnings for the period was $49.8 million, an increase of $19.6 million when compared to adjusted earnings of $30.2 million in the corresponding period in 2025. Changes to adjusted earnings are a result of the items noted above in EBITDA, further excluding share-based payments, unrealized gains and losses related to derivative liabilities, write-downs of equipment and movements in foreign exchange. See Non-IFRS Accounting Standards Measures for a reconciliation for adjusted earnings.

Cash Costs & All-in Sustaining Cash Costs

(see “Non-IFRS Accounting Standards Measures”)

Cash costs per silver equivalent payable ounce sold was $26.30, compared to $14.95 for the comparable period in 2025. Cash costs per ounce increased compared with the prior year period, which is attributable to lower silver equivalent ounces sold, additional activities at La Preciosa, and a stronger Mexican Peso compared to the US dollar on average during the nine months ended September 30, 2026 compared to the nine months ended September 30, 2025, resulting in higher consumables, labour and contractor costs.

AVINO SILVER & GOLD MINES	MANAGEMENT’S DISCUSSION & ANALYSIS	14

All-in sustaining cash costs per silver equivalent payable ounce sold was $35.22, compared to $21.64 for the comparable period in 2025. The increase is a result of the items noted above, as well as movements in penalties, treatment and refining charges, exploration expenses and sustaining capital expenditures.

See Non-IFRS Accounting Standards Measures for a reconciliation for cash costs and all-in sustaining cash costs.

Production Highlights

Production Highlights	Q3 2026	Q3 2025	Change	YTD 2026	YTD 2025	Change
Total Mill Feed (dry tonnes)	190,379	188,757	1%	560,169	547,597	2%
Feed Grade Silver (g/t)	72	52	38%	65	54	21%
Feed Grade Gold (g/t)	0.42	0.43	-1%	0.45	0.45	0%
Feed Grade Copper (%)	0.43	0.39	10%	0.39	0.43	-10%
Recovery Silver (%)	70%	84%	-17%	73%	85%	-14%
Recovery Gold (%)	67%	74%	-10%	71%	74%	-5%
Recovery Copper (%)	79%	81%	-2%	79%	84%	-6%
Total Silver Produced (oz)	303,189	263,231	15%	833,551	812,530	3%
Total Gold Produced (oz)	1,732	1,935	-10%	5,761	5,933	-3%
Total Copper Produced (lbs)	1,202,821	1,370,429	-8%	3,276,404	4,372,752	-25%
Total Silver Equivalent Produced (oz)[1]	582,836	571,775	2%	1,685,893	1,797,824	-6%

Production Results by Operation – Q3 2026	Avino	La Preciosa	Total
Total Mill Feed (dry tonnes)	160,140	30,239	190,379
Feed Grade Silver (g/t)	58	147	72
Feed Grade Gold (g/t)	0.46	0.26	0.42
Feed Grade Copper (%)	0.43	-	0.43
Recovery Silver (%)	71%	64%	70%
Recovery Gold (%)	67%	66%	67%
Recovery Copper (%)	79%	-%	79%
Total Silver Produced (oz)	211,748	91,441	303,189
Total Gold Produced (oz)	1,566	166	1,732
Total Copper Produced (lbs)	1,202,821	-	1,202,821
Total Silver Equivalent[1] Produced (oz)	476,969	105,867	582,836

AVINO SILVER & GOLD MINES	MANAGEMENT’S DISCUSSION & ANALYSIS	15

Production Results by Operation – YTD 2026	Avino	La Preciosa	Total
Total Mill Feed (dry tonnes)	487,189	72,980	560,169
Feed Grade Silver (g/t)	52	154	65
Feed Grade Gold (g/t)	0.48	0.28	0.45
Feed Grade Copper (%)	0.39	-	0.39
Recovery Silver (%)	75%	63%	73%
Recovery Gold (%)	71%	66%	71%
Recovery Copper (%)	79%	-%	79%
Total Silver Produced (oz)	607,474	226,077	833,551
Total Gold Produced (oz)	5,328	433	5,761
Total Copper Produced (lbs)	3,276,404	-	3,276,404
Total Silver Equivalent[1] Produced (oz)	1,422,171	263,722	1,685,893

AgEq was calculated using metal prices of  $45.20 per oz Ag, $3,929 per oz Au and $4.85 per lb Cu. These metal prices are based on the Company’s 2026 budget as approved by the Board of Directors, and previous periods have been recalculated using these prices for comparability purposes. Calculated figures may not add up due to rounding.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company.

Qualified Person(s)

Peter Latta, P.Eng, MBA, Vice President, Technical Services, is a qualified person within the context of National Instrument 43-101, and has reviewed and approved the technical data in this document.

Non-IFRS Accounting Standards Measures

EBITDA and Adjusted earnings

Earnings, or loss, before interest, taxes and amortization (“EBITDA”) is a non - IFRS financial measure which excludes the following items from net earnings:

•	Income tax expense
•	Finance costs
•	Amortization and depletion

Adjusted earnings excludes the following additional items from EBITDA

•	Share-based compensation;
•	Non-cash items including foreign exchange movements, fair value adjustments on derivative liability movements and other non-recurring items

Management believes EBITDA and adjusted earnings provides an indication of continuing capacity to generate operating cash flow to fund capital needs, service debt obligations and fund capital expenditures. These measures are intended to provide additional information to investors and analysts and are indicative of the Company’s financial performance. There are not standardized definitions under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS Accounting Standards.

AVINO SILVER & GOLD MINES	MANAGEMENT’S DISCUSSION & ANALYSIS	16

Adjusted earnings excludes share-based payments, and non-operating or recurring items such as foreign exchange gains and losses, writedown of equipment or supplies and materials inventory, fair value adjustments on outstanding warrants and fair value adjustments on derivative liabilities. Under IFRS Accounting Standards, entities must reflect within compensation expense the cost of share-based payments. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by issuance of shares in exchange. The Company discloses adjusted earnings to aid in understanding the results of the Company.

Adjusted earnings per share is calculated taking adjusted earnings divided by the weighted average number of diluted common shares per the financial statements.

The following table provides a reconciliation of net earnings in the financial statements to EBITDA, adjusted earnings and adjusted earnings per share:

Expressed in 000’s of US$, unless otherwise noted	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Net income for the period	$6,103	$7,702	$32,915	$16,183
Depreciation and depletion	1,708	940	6,516	2,736
Interest income and other	(1,388)	(342)	(3,449)	(675)
Interest expense	159	27	403	218
Finance cost	104	69	435	78
Accretion of reclamation provision	70	56	204	156
Current income tax expense	4,265	3,333	15,554	8,426
Deferred income tax (recovery) expense	1,825	(329)	(1,642)	1,464
EBITDA	$12,846	$11,456	$50,936	$28,586
Unrealized (gain) loss on derivatives	1,153	(86)	1,837	(2,000)
Share-based payments	837	1,165	3,177	2,847
Write down of equipment	31	249	49	413
Foreign exchange (gain) loss	(564)	(1,139)	(6,234)	391
Adjusted earnings	$14,303	$11,645	$49,765	$30,237
Shares outstanding (diluted)	174,526,584	157,140,213	173,906,102	154,716,640
Adjusted earnings per share	$0.08	$0.07	$0.29	$0.20

Cash Cost and All-in Sustaining Cost per Silver Equivalent Payable Ounce Sold and per Tonne Processed

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost and all-in sustaining cost per silver equivalent payable ounce sold and per tonne processed. In each table, “silver equivalent payable ounces sold” consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot silver, gold and copper prices for the corresponding period. Tonnes processed consists of tonnes of ore that were processed at the Company’s milling facilities.

AVINO SILVER & GOLD MINES	MANAGEMENT’S DISCUSSION & ANALYSIS	17

Cash cost and all-in sustaining cost per payable ounce and per tonne processed are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS Accounting Standard measures is similar to that reported by other mining companies. Total cash cost per payable ounce and all-in sustaining cost per payable ounce are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS Accounting Standards, and are disclosed in addition to IFRS Accounting Standards measures.

The Company’s calculations for cash cost and all-in sustaining cost per silver equivalent ounce and per tonne processed includes the deduction of mine preparation costs at La Preciosa that are incurred in advance of production mining operations. Mine preparation costs at La Preciosa were $1,139 and $1,989 for the three and nine months ended September 30, 2026, respectively.

The Company’s calculation of all-in sustaining costs includes sustaining capital expenditures of $1,095 for the nine months ended September 30, 2026 and all of which is attributable to the Avino Mine.

To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS Accounting Standard measures and the Company’s consolidated financial statements are provided below. The non-IFRS Accounting Standard measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS Accounting Standards measures. Calculated figures may not add up accurately due to rounding.

The following table reconciles cost of sales to cash cost per payable AgEq oz sold and all-in sustaining cash cost per payable AgEq oz sold:

	Consolidated
Expressed in 000’s of US$, unless otherwise noted	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Cost of sales	$18,553	$11,137	$48,384	$30,992
Exploration expenses	(881)	(378)	(3,057)	(959)
Mine preparation costs – La Preciosa	(1,139)	-	(1,989)	-
Write down of equipment	(31)	(249)	(49)	(413)
Depletion and depreciation	(1,667)	(896)	(6,392)	(2,616)
Cash production cost	14,835	9,615	36,897	27,005
Silver equivalent payable ounces sold	532,274	562,604	1,403,141	1,806,938
Cash cost per silver equivalent ounce	$27.87	$17.09	$26.30	$14.95
General and administrative expenses	2,882	2,927	10,537	8,610
Treatment & refining charges	155	595	762	1,859
Penalties	(58)	386	378	1,881
Sustaining capital expenditures	658	848	1,095	1,752
Exploration expenses	881	378	3,057	959
Share-based payments and G&A depreciation	(879)	(1,210)	(3,302)	(2,968)
All-in cash operating cost	$18,474	$13,539	$49,425	$39,098
AISC per silver equivalent ounce	$34.71	$24.06	$35.22	$21.64

*Certain amounts shown may not add exactly to the total due to rounding differences

AVINO SILVER & GOLD MINES	MANAGEMENT’S DISCUSSION & ANALYSIS	18

The following tables reconcile cost of sales to cash cost and all-in sustaining cash cost per payable AgEq oz sold at each of the Company’s mining operations:

	Q3 2026			Q3 2025
Expressed in 000’s of US$, unless otherwise noted	Avino	La Preciosa	Total	Avino	La Preciosa	Total
Cost of sales	$12,484	$6,069	$18,553	$11,137	$-	$11,137
Exploration expenses	(436)	(445)	(881)	(378)	-	(378)
Mine preparation costs – La Preciosa	-	(1,139)	(1,139)	-	-	-
Write down of equipment	(31)	-	(31)	(249)	-	(249)
Depletion and depreciation	(1,420)	(247)	(1,667)	(896)	-	(896)
Cash production cost	10,597	4,238	14,835	9,615	-	9,615
Silver equivalent payable ounces sold	427,861	104,413	532,274	562,604	-	562,604
Cash cost per silver equivalent payable ounce sold	$24.77	$40.58	$27.87	$17.09	$-	$17.09
General and administrative expenses	2,690	192	2,882	2,927	-	2,927
Treatment & refining charges	332	(177)	155	595	-	595
Penalties	(58)	-	(58)	386	-	386
Sustaining capital expenditures	658	-	658	848	-	848
Exploration expenses	436	445	881	378	-	378
Share-based payments and G&A depreciation	(793)	(86)	(879)	(1,210)	-	(1,210)
All-in cash operating cost	$13,862	$4,612	$18,474	$13,539	$-	$13,539
AISC per silver equivalent payable ounce sold	$32.40	$44.16	$34.71	$24.06	$-	$24.06

AVINO SILVER & GOLD MINES	MANAGEMENT’S DISCUSSION & ANALYSIS	19

	YTD 2026			YTD 2025
Expressed in 000’s of US$, unless otherwise noted	Avino	La Preciosa	Total	Avino	La Preciosa	Total
Cost of sales	$38,059	$10,325	$48,384	$30,992	$-	$30,992
Exploration expenses	(1,353)	(1,704)	(3,057)	(959)	-	(959)
Mine preparation costs – La Preciosa	-	(1,989)	(1,989)	-	-	-
Write down of equipment and supplies and materials inventory	(49)	-	(49)	(413)	-	(413)
Depletion and depreciation	(5,816)	(576)	(6,392)	(2,616)	-	(2,616)
Cash production cost	30,841	6,056	36,897	27,005	-	27,005
Silver equivalent payable ounces sold	1,195,747	207,394	1,403,141	1,806,938	-	1,806,939
Cash cost per silver equivalent payable ounce sold	$25.79	$29.19	$26.30	$14.95	$-	$14.95
General and administrative expenses	9,789	748	10,537	8,610	-	8,610
Treatment & refining charges	996	(234)	762	1,859	-	1,859
Penalties	378	-	378	1,881	-	1,881
Sustaining capital expenditures	1,095	-	1,095	1,752	-	1,752
Exploration expenses	1,353	1,704	3,057	959	-	959
Share-based payments and G&A depreciation	(2,978)	(324)	(3,302)	(2,968)	-	(2,968)
All-in cash operating cost	$41,475	$7,950	$49,425	$39,098	$-	$39,098
AISC per silver equivalent payable ounce sold	$34.69	$38.33	$35.22	$21.64	$-	$21.64

*Certain amounts shown may not add exactly to the total due to rounding differences – prior to Q4 2025, there was minimal processing from La Preciosa and primarily all production came from the Avino property.

The following tables reconcile cost of sales to cash cost and all-in sustaining cash cost per tonne processed:

	Consolidated
Expressed in 000’s of US$, unless otherwise noted	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Cost of sales	$18,553	$11,137	$48,384	$30,992
Exploration expenses	(881)	(378)	(3,057)	(959)
Mine preparation costs – La Preciosa	(1,139)	-	(1,989)	-
Write down of equipment	(31)	(249)	(49)	(413)
Inventory adjustment	(1,241)	424	1,497	1,800
Depletion and depreciation	(1,667)	(896)	(6,392)	(2,616)
Cash production cost	13,594	10,038	38,394	28,804
Tonnes processed	190,379	188,757	560,169	547,597
Cash cost per tonne processed	$71.40	$53.18	$68.54	$52.60
General and administrative expenses	2,882	2,927	10,537	8,610
Treatment & refining charges	155	595	762	1,859
Penalties	(58)	386	378	1,881
Sustaining capital expenditures	658	848	1,095	1,752
Exploration expenses	881	378	3,057	959
Share-based payments and G&A depreciation	(879)	(1,210)	(3,302)	(2,968)
All-in cash operating cost	$17,233	$13,962	$50,921	$40,897
AISC per tonne processed	$90.52	$73.97	$90.90	$74.69

*Certain amounts shown may not add exactly to the total due to rounding differences

AVINO SILVER & GOLD MINES	MANAGEMENT’S DISCUSSION & ANALYSIS	20

The following tables reconcile cost of sales to cash cost and all-in sustaining cash cost per tonne processed at each of the Company’s mining operations:

	Q3 2026			Q3 2025
Expressed in 000’s of US$, unless otherwise noted	Avino	La Preciosa	Total	Avino	La Preciosa	Total
Cost of sales	$12,484	$6,069	$18,553	$11,137	$-	$11,137
Exploration expenses	(436)	(445)	(881)	(378)	-	(378)
Mine preparation costs – La Preciosa	-	(1,139)	(1,139)	-	-	-
Write down of equipment	(31)	-	(31)	(249)	-	(249)
Inventory adjustment	(1,054)	(187)	(1,241)	424		424
Depletion and depreciation	(1,420)	(247)	(1,667)	(896)	-	(896)
Cash production cost	9,543	4,051	13,594	10,038	-	10,038
Tonnes processed	160,140	30,239	190,379	188,757	-	188,757
Cash cost per tonne processed	$59.60	$133.92	$71.40	$53.18	$-	$53.18
General and administrative expenses	2,690	192	2,882	2,927	-	2,927
Treatment & refining charges	332	(177)	155	595	-	595
Penalties	(58)	-	(58)	386	-	386
Sustaining capital expenditures	658	-	658	848	-	848
Exploration expenses	436	445	881	378	-	378
Share-based payments and G&A depreciation	(793)	(86)	(879)	(1,210)	-	(1,210)
All-in cash operating cost	$12,808	$4,425	$17,233	$13,962	$-	$13,962
AISC per tonne processed	$79.99	$146.28	$90.52	$73.97	$-	$73.97

	YTD 2026			YTD 2025
Expressed in 000’s of US$, unless otherwise noted	Avino	La Preciosa	Total	Avino	La Preciosa	Total
Cost of sales	$38,059	$10,325	$48,384	$30,992	$-	$30,992
Exploration expenses	(1,353)	(1,704)	(3,057)	(959)	-	(959)
Mine preparation costs – La Preciosa	-	(1,989)	(1,989)	-	-	-
Write down of equipment	(49)	-	(49)	(413)	-	(413)
Inventory adjustment	(1,210)	2,707	1,497	1,800	-	1,800
Depletion and depreciation	(5,816)	(576)	(6,392)	(2,616)	-	(2,616)
Cash production cost	29,631	8,763	38,394	28,804	-	28,804
Tonnes processed	487,189	72,980	560,169	547,597	-	547,597
Cash cost per tonne processed	$60.82	$120.06	$68.54	$14.95	$-	$14.95
General and administrative expenses	9,789	748	10,537	8,610	-	8,610
Treatment & refining charges	996	(234)	762	1,859	-	1,859
Penalties	378	-	378	1,881	-	1,881
Sustaining capital expenditures	1,095	-	1,095	1,752	-	1,752
Exploration expenses	1,353	1,704	3,057	959	-	959
Share-based payments and G&A depreciation	(2,978)	(324)	(3,302)	(2,968)	-	(2,968)
All-in cash operating cost	$40,264	$10,657	$50,921	$40,897	$-	$40,897
AISC per tonne processed	$82.65	$146.02	$90.90	$74.69	$-	$74.69

*Certain amounts shown may not add exactly to the total due to rounding differences – prior to Q4 2025, there was minimal processing from La Preciosa and primarily all production came from the Avino property.

AVINO SILVER & GOLD MINES	MANAGEMENT’S DISCUSSION & ANALYSIS	21

Mine Operating Cash Flow Before Taxes

Mine operating cash flow before taxes is a non-IFRS Accounting Standard measure that does not have a standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow before taxes is calculated as mine operating income less depreciation and depletion in cost of sales and write down or reversals of equipment and supplies and materials inventory. Mine operating cash flow before taxes is used by management to assess the performance of the mine operations, excluding corporate activities and is provided to investors as a measure of the Company’s operating performance.

In 000’s	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Mine operating income – per financial statements	$14,832	$9,905	$51,221	$30,691
Depreciation and depletion included in cost of sales	1,667	896	6,392	2,616
Write down of equipment	18	249	49	413
Mine operating cash flow before taxes	$16,517	$11,050	$57,662	$33,720

Operating Cash Flow Before Working Capital Adjustments

Operating cash flow before working capital adjustments a non-IFRS Accounting Standard measure that does not have a standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow before working capital adjustments is calculated as cash provided by operating activities on the consolidated statement of cash flows, less net changes in non-cash working capital items per the consolidated statement of cash flows. This measure is used by management to assess the performance of the mine operations and is provided to investors as a measure of the Company’s operating performance.

In 000’s	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Cash provided by operating activities	$12,700	$8,329	$39,592	$17,437
Net change in non-cash working capital items	(401)	(1,048)	(351)	3,474
Operating cash flow before working capital adjustments	$12,299	$7,281	$39,241	$20,911

Working Capital

Management uses working capital to assess the Company’s ongoing liquidity position and future requirements, and believe it provides useful information to an investor. The Company’s working capital position is as follows:

In 000’s	September 30, 2026	December 31, 2025
Current assets	$164,293	$132,068
Current liabilities	(22,764)	(32,506)
Working capital	$141,529	$99,562

AVINO SILVER & GOLD MINES	MANAGEMENT’S DISCUSSION & ANALYSIS	22

Results of Operations – Summary of Quarterly Results

In 000’s	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Revenue	$33,385	$26,787	$39,433	$30,544	$21,042	$21,805	$18,836	$24,382
Net income	6,103	10,899	15,913	10,460	7,702	2,864	5,617	5,092
Earnings per share - basic	0.04	0.06	0.10	0.07	0.05	0.02	0.04	0.04
Earnings per share - diluted	0.03	0.06	0.09	0.06	0.05	0.02	0.04	0.03
Total Assets	$322,777	$322,524	$318,838	$279,032	$221,858	$174,680	$157,693	$148,711

After Q3 2025, revenue increased significantly compared to previous quarters, mainly due to elevated silver prices even with lower silver equivalent ounces sold.

Net income and earnings per share have remained positive due to better metal prices offset by lower silver equivalent ounces sold compared with prior quarters. Earnings overall have increased quarter over quarter.

For further details see “Financial Results” section.

Total assets continue to increase overall when compared to previous quarters, as result of operating and financing cash flow generation, and capital investment in the operation.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes. These fluctuations are mainly caused by market conditions such as fluctuations in metal prices, currency fluctuations as well as variations in mineralization of the zones mined.

Cash Flow

	September 30, 2026	September 30, 2025
Cash generated by operating activities	$39,592	$17,437
Cash generated by financing activities	11,438	35,406
Cash used in investing activities	(14,507)	(22,826)
Change in cash	36,523	30,017
Effect of exchange rate changes on cash	-	(3)
Cash, beginning of period	101,724	27,317
Cash, end of period	$138,247	$57,331

Operating Activities

Cash generated by operating activities for the nine months ended September 30, 2026, was $39.6 million, an increase of $22.2 million compared to $17.4 million generated for the nine months ended September 30, 2025. Cash movements from operating activities can fluctuate with changes in net income and working capital movements. During the nine months ended September 30, 2026, cash generated from operating activities increased primarily as a result of increases to net income by $32.3 million, as well as positive unrealized foreign exchange movements totaling $4.9 million. These were offset by offset primarily by movements in non-cash items such as an increase to depreciation and depletion of $6.5 million, unrealized derivatives movements totaling $1.8 million in additional loss, as well as smaller movements in other non-cash items.

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Financing Activities

Cash generated by financing activities was $11.4 million for the nine months ended September 30, 2026, compared to $35.4 million generated for the nine months ended September 30, 2025. The movement is a result of proceeds from shares issued on the ATM and option exercises, partially offset by higher payments of lease and equipment loan. During the nine months ended September 30, 2025, the Company received net proceeds from issuance of shares for cash and from options exercise of $27.8 million (September 30, 2025 – $37.2 million) offset by share repurchased and cancelled totalling $4.6 million paid (September 30, 2025 - Nil). The Company also made lease and equipment loan payments totaling $3.0 million (September 30, 2025 – $1.8 million) and made deferred consideration payment totalling $8.75 million (September 30, 2025 - Nil).

Investing Activities

Cash used in investing activities for the nine months ended September 30, 2026, was $14.5 million compared to $22.8 million for the nine months ended September 30, 2025. Investing activities in the period primarily related to additions to plant, equipment and mining properties at the Avino and La Preciosa mining operations.

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration, is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to continue with sustainable and profitable mining operations.

Management expects that the Company’s ongoing liquidity requirements will be funded from cash generated from current operations. If required to fund ongoing exploration activities, and meet its objectives, including ongoing advancement at the Avino Mine further financing may be required. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is, in part, dependent on overall market conditions, the prices of silver, gold, and copper, and other factors.

The Company’s recent financing activities are summarized in the table below.

Intended Use Of Proceeds	Actual Use Of Proceeds

In June 2025, the Company announced the renewal of the at-the-market (the “2025 ATM”) sales agreement for gross proceeds of up to $40 million. At December 31, 2025, the Company had received gross proceeds of $40 million in connection with the 2025 ATM, completing the program. Proceeds from the 2025 ATM are intended for development activities focused at La Preciosa, sustaining capital and development activities at the Avino Mine, including equipment lease and loan payments, and general working capital purposes.

In November 2025, the Company announced a new at-the-market (the “2025 ATM #2”) sales agreement for gross proceeds of up to $60 million. At March 31, 2026, the Company had received gross proceeds of approximately $59 million in connection with the 2025 ATM #2. The proceeds from the 2025 ATM #2 are intended for development activities focused at La Preciosa, sustaining capital and development activities at the Avino Mine, including equipment lease and loan payments, and general working capital purposes.

As of the date of this MD&A, the Company is using the funds as intended.

During this period, funds have been used for exploration and evaluation activities, the acquisition of mining equipment and development activities at La Preciosa, shares repurchase and cancelled NCIB, the acquisition of sustaining capital equipment and development of the Avino Mine and the repayments of capital equipment acquired under lease and loan, and deferred consideration payment. Further, funds were used for the repurchase of existing royalty and production obligations at La Preciosa. Remaining funds have remained in treasury for further acquisitions or investments into the existing operations

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Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements other than those disclosed in the Commitments section of this MD&A.

Transactions with Related Parties

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

A. Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel is as follows:

	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30,2025
Salaries, benefits, and consulting fees	$425	$304	$1,307	$1,227
Share-based payments	736	949	2,747	2,285
	$1,161	$1,253	$4,054	$3,512

B. Amounts due to/(from) related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand.

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The following table summarizes the amounts were due to/(from) related parties:

	September 30, 2026	December 31, 2025
Oniva International Services Corp.	$79	$98
Silver Wolf Exploration Ltd.	(236)	(239)
	$(157)	$(141)

For services provided to the Company by the President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by the Company’s President and CEO and director, for consulting services. For the nine months ended September 30, 2026, the Company paid $271 (September 30, 2025 - $333) to ICC.

C. Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company, with a 2.5% markup. The President & CEO, and director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva are summarized below:

	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Salaries and benefits	$365	$261	$1,305	$834
Office and miscellaneous	114	131	486	402
	$479	$392	$1,791	$1,236

Financial Instruments and Risks

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

A. Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short- term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

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The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with two (December 31, 2025 – two) counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At September 30, 2026, no amounts were held as collateral.

B. Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at September 30, 2026, in the amount of $138,247 and current assets exceeded current liabilities by $141,529 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at September 30, 2026, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$11,086	$11,086	$-	$-
Deferred consideration payable	523	523	-	-
Equipment loans	1,720	828	892	-
Finance lease obligations	6,295	3,155	3,140	-
Total	$19,624	$15,592	$4,032	$-

C. Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

I.	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

ii.	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not materially exposed to interest rate risk, as any material debt obligations that bear interest are fixed and not subject to floating interest rates. A 10% change in the interest rate would not a result in a material impact on the Company’s operations.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates.

AVINO SILVER & GOLD MINES	MANAGEMENT’S DISCUSSION & ANALYSIS	27

The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	September 30, 2026		December 31, 2025
	MXN	CDN	MXN	CDN
Cash	$18,714	$2,158	$29,172	$1,710
Due from related parties	-	335	4,026	-
Long-term investments	-	4,239	-	5,690
Reclamation bonds	-	6	-	6
Amounts receivable	12,624	42	11,461	30
Accounts payable and accrued liabilities	(70,233)	(28)	(73,792)	(311)
Due to related parties	-	(135)	-	(135)
Finance lease obligations	(1,254)	(346)	(4,320)	(430)
Net exposure	(40,149)	6,271	(33,453)	6,560
US dollar equivalent	$(2,220)	$4,420	$(1,863)	$4,785

Based on the net US dollar denominated asset and liability exposures as at September 30, 2026, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the nine months ended September 30, 2026, by approximately $129 (December 31, 2025 - $248). The Company has entered into certain foreign currency contracts to mitigate this risk and at September 30, 2026, recorded a derivative liability of $523 (December 31, 2025 – derivative liability of $1,314).

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At September 30, 2026, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $145 (December 31, 2025 - $743).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At September 30, 2026, a 10% change in market prices would have an impact on net earnings (loss) of approximately $272 (December 31, 2025 - $384).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

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D. Classification of Financial Instruments

IFRS 13 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2026:

	Level 1	Level 2	Level 3
Financial assets
Cash	$138,247	$-	$-
Amounts receivable	31	1,447	-
Derivative asset	-	-	-
Long-term investments	2,724	-	264
Total financial assets	$141,002	$1,447	$264

Financial liabilities
Derivative liability	-	-	(523)
Total financial liabilities	$-	$-	$(523)

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2025:

	Level 1	Level 2	Level 3
Financial assets
Cash	$101,724	$-	$-
Amounts receivable	-	7,430	-
Derivative asset	-	1,314	-
Long-term investments	3,843	-	308
Total financial assets	$105,567	$8,744	$308
Financial liabilities
Derivative liability	-	-	-
Total financial liabilities	$-	$-	$-

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 10 of the consolidated financial statements.

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The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	September 30, 2026	December 31, 2025
Not later than one year	$700	$459
Later than one year and not later than five years	1,198	1,677
Later than five years	3,067	3,210
	$4,965	$5,346

Office lease payments recognized as an expense during the nine months ended September 30, 2026, totaled $34 (September 30, 2025 - $28).

Due to the nature of the Company’s activities, the Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business. At the reporting date, none of such claims and legal proceedings are considered probable of resulting in a material loss or judgment against the Company.

Subsequent Events

Normal Course Issuer Bid (“NCIB”)

Subsequent to September 30, 2026, the Company repurchased and cancelled 249,943 common shares through its NCIB at an average price of $5.27 for a total cost of $1,316.

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at November 4, 2026 the following common shares, warrants, and stock options were outstanding:

	# of Shares	Exercise Price	Remaining Life (years)
Share capital	169,368,596	-	-
Restricted Share Units (“RSUs”)	1,825,166	-	0.41– 2.36
Stock options	3,290,572	C$0.78 - C$9.47	0.39 – 4.58
Fully diluted	174,484,334

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The following are details of outstanding stock options as at September 30, 2026 and November 4, 2026:

Expiry Date	Exercise Price Per Share (C$)	# of Shares Remaining Subject to Options (September 30, 2026)	# of Shares Remaining Subject to Options (November 4, 2026)
March 29, 2028	$1.12	450,000	450,000
March 25, 2029	$0.78	535,000	535,000
April 9, 2030	$2.11	1,494,000	1,494,000
May 27, 2030	$4.38	75,000	75,000
March 16, 2031	$9.41	436,572	436,572
June 4, 2031	$9.47	300,000	300,000
Total		3,290,572	3,290,572

The following are details of outstanding RSUs as at September 30, 2026 and November 4, 2026:

Expiry Date	# of Shares Remaining Subject to RSUs (September 30, 2026)	# of Shares Remaining Subject to RSUs (November 4, 2026)
April 1, 2024	582,000	582,000
April 9, 2025	984,000	984,000
May 27, 2025	50,000	50,000
March 16, 2026	209,166	209,166
Total	1,825,166	1,825,166

Recent Accounting Pronouncements

New and amended IFRS Accounting Standards that are effective for the current year: Certain new accounting standards and interpretations have been published that are either applicable in the current year, or are not mandatory for the current period and have not been early adopted. During the nine months ended September 30, 2026, the Company adopted amendments to IFRS 9 Financial Instruments and related amendments to IAS 7 Statement and of Cash Flows and IFRS 7 Financial Instruments: Disclosures, related to the settlement of financial assets and financial liabilities through electronic payment systems. The amendments clarify the timing of recognition and derecognition of financial assets and financial liabilities settled electronically and introduce and optional exception for certain electronic payment arrangements. We have assessed these standards and the adoption of these amendments did not have a material impact on the Company’s consolidated financial statements.

IFRS Accounting Standards that are not yet effective: Certain new accounting standards and interpretations have been published that are either applicable in the current year or are not mandatory for the current period and have not been early adopted.

On April 9, 2024, the IASB issued IFRS 18 “Presentation and Disclosure in the Financial Statements” (“IFRS 18”), replacing IAS 1 “Presentation of Financial Statements”. IFRS 18 introduces new categories and defined subtotals in the statement of profit or loss, introduces the concept of management-defined performance measures (“MPMs”) and related disclosure requirements, and includes requirements to improve the aggregation and disaggregation of information in the financial statements. With respect to the statement of profit or loss, items of income and expenses will be grouped into new categories and defined subtotals, resulting in changes to certain existing line items and the subtotals presented, with no change to net income. An MPM is defined as a subtotal of income and expenses that a company uses in public communications outside of its financial statements to represent management’s view of the company’s financial performance.

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As a result of IFRS 18, amendments to IAS 7 “Statement of Cash Flows” were also issued to require that entities use the operating profit subtotal as the starting point for the indirect method of reporting cash flows from operating activities. In addition, presentation alternatives will be removed for interest paid and received. All interest paid will be required to be presented as a financing cash flow, representing a change from the Company’s current presentation of capitalized interest paid within cash flows used in investing activities.

The Company is currently assessing the impact of IFRS 18 on its financial statements and will apply the standard from its mandatory effective date of January 1, 2027. As retrospective application is required, the comparative information for the financial year ending December 31, 2026, including each quarter therein, will be restated in accordance with IFRS 18.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d- 15(f) of the Exchange Act, and by the Canadian Securities Administrators) that occurred during the nine months ended September 30, 2026, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Cautionary Note regarding Reserves and Resources

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), issued by the Canadian Securities Administrators, lays out the standards of disclosure for mineral projects. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Peter Latta, Senior Vice President, Technical Services is a certified QP for the Company and has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.avino.com or under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in respects from the requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to domestic United States issuers. Accordingly, the disclosure in this MD&A regarding our mineral properties may not be comparable to the disclosure of United States issuers subject to the SEC’s mining disclosure requirements.

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Additional Information

Additional information on the Company, including the Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2026, and the Company’s Annual Information Form for the year ended December 31, 2025, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.avino.com.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of November 4, 2026. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward- looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR+ with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Material linked to the Company’s website within this MD&A is not deemed to be incorporated by reference nor form a part of this MD&A.

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